# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DBV TECHNOLOGIES S.A., CIK 0001613780
CUSIP: F2927N109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 107 AVENUE DE LA REPUBLIQUE, CHATILLON, France (I0), 92320
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001274173-25-000334
Filed by CIK 0001274173

## Reporting persons
- JANUS HENDERSON GROUP PLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 20,469,392; sole dispositive power 0; shared dispositive power 20,469,392; aggregate amount beneficially owned 20,469,392 (8.8% of the class)

## Item 1. Issuer
Name of issuer: DBV TECHNOLOGIES S.A.
Address of issuer's principal executive offices:
107 AVENUE DE LA REPUBLIQUE
CHATILLON, FRANCE 92320

## Item 2. Person Filing
Name of person filing: Janus Henderson Group plc
Address of principal business office or, if none, residence:
201 Bishopsgate
EC2M 3AE, United Kingdom
Citizenship: Y9

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: JHIUS may be deemed to be the beneficial owner of 20,469,392 shares
Percent of class: 8.8
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 20469392
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 20469392

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The interest of any one such Managed Portfolio does not exceed 5% of the class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exihibit 99

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: N/A

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: N/A

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24: Power of Attorney Exhibit 99: Item 7

## Signatures
- JANUS HENDERSON GROUP PLC: Kristin Mariani, Head of North America Compliance, CCO (01/08/2026)